

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Randy Hibma
Chief Financial Officer
Genmed Holding Corp.
Rontgenlaan 27
2719 DX Zoetermeer,
The Netherlands, 2719 DX

      Re: Genmed Holding Corp.
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed on April 18, 2011
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed on April 15, 2010
      File No. 000-26607

Dear Mr. Hibma:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      Lyn Shenk
      Branch Chief